UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 2, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated 16 May , 2011 entitled ‘Vodafone announces the Vodafone Smart – A Smartphone for Everyone’

2.	A news release dated 19 May , 2011 entitled ‘Over Investment in Fibre Optic Networks Expensive and Unnecessary’

3.	Stock Exchange Announcement dated 3 May, 2011 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated 4 May, 2011 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated 5 May, 2011 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated 6 May, 2011 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated 9 May, 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 10 May, 2011 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated 11 May, 2011 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated 13 May, 2011 entitled ‘Transactions in Own Securities ‘

11.	Stock Exchange Announcement dated 16 May, 2011 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated 17 May, 2011 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated 18 May, 2011 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated 19 May, 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 20 May, 2011 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated 23 May, 2011 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 24 May, 2011 entitled ‘Transactions in Own Securities’

18.	Stock Exchange Announcement dated 25 May, 2011 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated 26 May, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

20.	Stock Exchange Announcement dated 26 May, 2011 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated 27 May, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

VODAFONE ANNOUNCES THE VODAFONE SMART – A SMARTPHONE FOR EVERYONE

 Android powered and with innovative design features, the Vodafone Smart is the first in its category – in store for summer, available on pay as you go data plans

Monday 16 May, 2011. Vodafone today announces the launch of the Vodafone Smart, the latest handset in its own-brand range and the first in its category: a fully-featured smartphone with popular appeal for the next wave of data users.

The Vodafone Smart delivers a compelling smartphone experience, empowering customers to enter the world of the mobile internet, bringing together apps, navigation, social-networking and multimedia, all at a great price, in a great package.

Patrick Chomet, Vodafone Group Terminals Director said, “More and more Vodafone customers are enjoying the benefits of smartphones which currently account for over 40% of the phones we sell in Europe. Continuing to push the boundaries through our own-brand range, the Vodafone Smart is a new smartphone concept. It takes the higher end mobile internet experience and packages it for the mass market, its range of covers and accessories making it a fun fashion statement. Available on pay as you go plans, and on the fast, reliable Vodafone networks, the Vodafone Smart is a great step-up into the world of mobile data.”

The Vodafone Smart will be rolled out in a range of colours – from cool monochromes, through bold brights, to bespoke graphic designs.  What’s more, customers will be able to personalise their phone, creating their own one-off covers on the web. With spring/summer and autumn/winter cover ranges planned, customers can build up a cover collection to suit their style and spirit.

The Android 2.2 software will give customers access to the full Android experience, including the Android Market™, Gmail™, Google Maps™ and Google Talk™ instant messaging. In addition, the phone has a zoom camera and a capacitive touchscreen as well as 3G, WiFi and Bluetooth connectivity.

The Vodafone design team have created the user experience with first-time smartphone users in mind and, as such, the homescreen comes pre-loaded with direct links to key content and features including Facebook™, Twitter™, email, Vodafone’s ‘Prepay Manager’ for quick top-ups, Vodafone Music and finally the ‘Updates’ widget, which gives customers easy access to a shortlist of leading Android Market apps and other services selected by local Vodafone editors.

The Vodafone Smart will be available across the Vodafone footprint by early summer. Germany, Italy and the UK will be among the first to sell the phone which will retail for around €90.

Notes to Editors

1.            For handset images visit http://www.vodafone.com/content/index/press/group_press_releases/2011/vodafone_smart.html

2.            For more information on the Vodafone Smart visit  www.vodafone.com/smart

3.            For a video review visit http://youtu.be/il9OztJi6xs?hd=1

4.            Android, Android Market, Gmail, Google Talk and Google Maps are all trademarks of Google, Inc; Facebook is a trademark of Facebook, Inc, and Twitter is a trademark of Twitter, Inc.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 359 million customers in its controlled and jointly controlled markets as at 31 December 2010. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

19 May 2011

OVER INVESTMENT IN FIBRE OPTIC NETWORKS EXPENSIVE AND UNNECESSARY

2011 Social Impact of Mobiles (SIM) report states affordable internet access will be accessed by mobile technology and require innovative content and pricing

•	The ubiquity of mobile and the growing number of low cost smart devices means that data services will be primarily accessed via mobile, particularly in emerging markets

•	Risk of over investment in the deployment of fixed line fibre access networks

•	Global websites, especially social networking sites, are becoming increasingly popular and will be a platform for the development of local content which in turn will help to drive down cost

•	Increased availability of spectrum will drive technology innovations and better coverage for the growing demand for mobile broadband services

London May 19th    2011.  The 2011 SIM Report concludes that the most effective way to provide affordable internet access to the majority of people in emerging economies is to extend the reach and capability of mobile networks.    The current policy of focusing on significant investment in fibre access networks is unsustainable given the cost of deployment in rural areas.    The report also suggests that greater efforts should be made to increase the amount of content and services that are valued by users as a way of driving the demand for data services and therefore increasing business opportunities.

Co-funded by Vodafone and the World Wide  Web  Foundation  as part of a series of studies on the socio-economic impact of mobile, the report provides  substantial evidence to suggest that extending data services to as many people as possible will deliver considerable economic and social benefit.   Given the ubiquity of mobile and the growing number of low cost smart devices, it is likely that data services will be primarily accessed via mobile, particularly in emerging markets where there is no significant legacy fixed- line infrastructure.   Despite this, regulators in many emerging markets are over-investing or planning to invest, at great expense, in the deployment of fixed line fibre access networks.  For example, the 2011 SIM report studies the Indian states of Maharashtra, Karnataka and Rajasthan to compare the feasibility of extending fibre access networks against mobile networks.  It concludes that the deployment of a fibre access network would only be commercially viable in 3% of the districts.  On the other hand, it is commercially viable to provide wireless broadband coverage to 98% of the districts.

Diane Coyle, Chair of the Vodafone SIM Panel and editor of the report said, “The aim of the SIM report is to provide policy makers with evidence that will help them shape their policies to stimulate economic growth.    We believe that our findings show that the current emphasis on delivering fibre optic cable everywhere overlooks other effective means of extending the use of broadband in an affordable way.”

In addition to network deployment, the SIM report considers the important role that relevant and appealing content plays in building demand for data usage to a critical point where network effects and economies of scale accelerate.  The use of global websites, especially social networking sites such as Facebook, is becoming widespread. This is a good sign as these sites can provide the platform for the development of local content and can help to drive the prices down.  Looking ahead the report recommends that governments provide mobile-enabled services free of charge in order to increase broadband take up.

Steve Bratt, Chief Executive Officer of the World Wide Web Foundation and co-sponsor of the SIM reports, said “Affordability for low income users will require innovation that does not place most of the burden of access costs on the user. This report shows that social networking has huge potential to act as a platform for e-government applications accessible via mobile handset devices. We hope regulators allow innovations in this area to flourish and not inhibit them by preconceived notions of the right model or pricing”.

Finally the report recommends that regulators should focus on consumer welfare when making spectrum available for service providers as the availability of spectrum will drive technology innovations and better coverage for the growing demand for mobile broadband services. Tapping spectrum as a source of short-term government revenue costs the economy billions more in lost economic value.  This can be demonstrated by the recent sale of spectrum in India where the economic value of the recent 3G auction in India was around US$0.5 billion per year compared to the lost economic growth due to delay is over US$22 billion per year.

Matthew Kirk, Group External Affairs Director at Vodafone Group said, “This report is the twelfth in our series of policy papers which help us to better understand the economic complexities of the markets in which we operate.  Our aim is to share our learnings with others so that we can work in partnership with regulators and policy makers to build a network fit for the next generation of users’ demands. The SIM report is designed to challenge the status quo and encourage us all to think more widely about the markets in which we operate”

Full copies of the Vodafone SIM Report “Making Broadband Accessible For All”  is available on www.vodafone.com/SIM

- ends -

For further information:

Vodafone Group Media Relations

(a) Tel:  +44 (0) 1635 664444

About WWW Foundation

World Wide Web Foundation supports programs that advance the Web as a medium that empowers people to bring about positive change. Grants from Founding Members, such as the John S. and James L. Knight Foundation and Vodafone Group, fund education, outreach and research efforts that support next generation of Web technologies and enable people use the Web to share knowledge, access services, conduct commerce, participate in good governance and communicate in creative ways. Web Foundation is a registered tax exempt, public charity in Switzerland and the United States. Please follow us on Twitter at @webfoundation or visit us online at www.webfoundation.org for more information about our programs.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

For more information, please visit www.vodafone.com.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	3 May 2011

Number of ordinary shares purchased:	13,800,000

Highest purchase price paid per share:	173.45p

Lowest purchase price paid per share:	169.55p

Volume weighted average price per share:	171.073p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,386,789,519 shares at a cost (including dealing and associated costs) of £2,387,846,023.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 May 2011

Number of ordinary shares transferred:	499,914

Highest transfer price per share:	173p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,376,855,782 of its ordinary shares in treasury and has 51,434,271,057 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	4 May 2011

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	172.3p

Lowest purchase price paid per share:	169.45p

Volume weighted average price per share:	170.5911p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,400,889,519 shares at a cost (including dealing and associated costs) of £2,412,024,447.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 May 2011

Number of ordinary shares transferred:	462,005

Highest transfer price per share:	171.6p

Lowest transfer price per share:	171.6p

Following both the above transactions, Vodafone holds 5,390,493,777 of its ordinary shares in treasury and has 51,420,633,062 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	5 May 2011

Number of ordinary shares purchased:	10,300,000

Highest purchase price paid per share:	170.7p

Lowest purchase price paid per share:	168.45p

Volume weighted average price per share:	169.3966p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,411,189,519 shares at a cost (including dealing and associated costs) of £2,429,563,026.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 May 2011

Number of ordinary shares transferred:	104,723

Highest transfer price per share:	172.3p

Lowest transfer price per share:	169.05p

Following both the above transactions, Vodafone holds 5,400,689,054 of its ordinary shares in treasury and has 51,410,437,865 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	6 May 2011

Number of ordinary shares purchased:	20,200,000

Highest purchase price paid per share:	168.7p

Lowest purchase price paid per share:	165.9p

Volume weighted average price per share:	167.2265p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,431,389,519 shares at a cost (including dealing and associated costs) of £2,463,518,435.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 May 2011

Number of ordinary shares transferred:	235,367

Highest transfer price per share:	169.3p

Lowest transfer price per share:	169.3p

Following both the above transactions, Vodafone holds 5,420,653,687 of its ordinary shares in treasury and has 51,390,473,232 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	9 May 2011

Number of ordinary shares purchased:	15,300,000

Highest purchase price paid per share:	170.65p

Lowest purchase price paid per share:	167.25p

Volume weighted average price per share:	169.7219p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,446,689,519 shares at a cost (including dealing and associated costs) of £2,489,620,918.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 May 2011

Number of ordinary shares transferred:	155,211

Highest transfer price per share:	169.25p

Lowest transfer price per share:	169.25p

Following both the above transactions, Vodafone holds 5,435,798,476 of its ordinary shares in treasury and has 51,375,328,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	10 May 2011

Number of ordinary shares purchased:	14,900,000

Highest purchase price paid per share:	171.35p

Lowest purchase price paid per share:	168.8p

Volume weighted average price per share:	169.8959p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,461,589,519 shares at a cost (including dealing and associated costs) of £2,515,067,043.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 May 2011

Number of ordinary shares transferred:	175,872

Highest transfer price per share:	167.6p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,450,522,604 of its ordinary shares in treasury and has 51,360,604,315 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	11 May 2011

Number of ordinary shares purchased:	10,100,000

Highest purchase price paid per share:	170.45p

Lowest purchase price paid per share:	169p

Volume weighted average price per share:	169.5093p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,471,689,519 shares at a cost (including dealing and associated costs) of £2,532,276,510.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 May 2011

Number of ordinary shares transferred:	120,386

Highest transfer price per share:	170.1p

Lowest transfer price per share:	170.1p

Following both the above transactions, Vodafone holds 5,460,502,218 of its ordinary shares in treasury and has 51,350,624,701 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	13 May 2011

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	170.3p

Lowest purchase price paid per share:	167.75p

Volume weighted average price per share:	169.36p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,484,689,519 shares at a cost (including dealing and associated costs) of £2,554,407,798.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 May 2011

Number of ordinary shares transferred:	288,182

Highest transfer price per share:	169.7p

Lowest transfer price per share:	166.25p

Following both the above transactions, Vodafone holds 5,473,214,036 of its ordinary shares in treasury and has 51,337,912,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	16 May 2011

Number of ordinary shares purchased:	15,300,000

Highest purchase price paid per share:	168.55p

Lowest purchase price paid per share:	166.55p

Volume weighted average price per share:	167.6336p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,499,989,519 shares at a cost (including dealing and associated costs) of £2,580,189,109.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 May 2011

Number of ordinary shares transferred:	332,287

Highest transfer price per share:	167.75p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,488,181,749 of its ordinary shares in treasury and has 51,322,945,170 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 May 2011

Number of ordinary shares transferred:	104,765

Highest transfer price per share:	167.55p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,488,076,984 of its ordinary shares in treasury and has 51,323,049,935 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 May 2011

Number of ordinary shares transferred:	1,077,753

Highest transfer price per share:	168.25p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,486,999,231 of its ordinary shares in treasury and has 51,324,191,528 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	19 May 2011

Number of ordinary shares purchased:	10,500,000

Highest purchase price paid per share:	173.7p

Lowest purchase price paid per share:	171.4p

Volume weighted average price per share:	173.0508p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,510,489,519 shares at a cost (including dealing and associated costs) of £2,598,453,930.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 May 2011

Number of ordinary shares transferred:	388,618

Highest transfer price per share:	172p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,497,110,613 of its ordinary shares in treasury and has 51,314,080,146 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	20 May 2011

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	174.9p

Lowest purchase price paid per share:	172.7p

Volume weighted average price per share:	173.8102p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,524,489,519 shares at a cost (including dealing and associated costs) of £2,622,913,893.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 May 2011

Number of ordinary shares transferred:	289,854

Highest transfer price per share:	171.45p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,510,820,759 of its ordinary shares in treasury and has 51,300,370,000 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	23 May 2011

Number of ordinary shares purchased:	14,300,000

Highest purchase price paid per share:	173.25p

Lowest purchase price paid per share:	171.7p

Volume weighted average price per share:	172.3168p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,538,789,519 shares at a cost (including dealing and associated costs) of £2,647,683,331.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 May 2011

Number of ordinary shares transferred:	323,034

Highest transfer price per share:	178.7p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,524,797,725 of its ordinary shares in treasury and has 51,286,393,034 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 May 2011

Number of ordinary shares transferred:	248,564

Highest transfer price per share:	173.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,524,549,161 of its ordinary shares in treasury and has 51,286,641,598 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 May 2011

Number of ordinary shares transferred:	200,060

Highest transfer price per share:	171.5p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,524,349,101 of its ordinary shares in treasury and has 51,286,841,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 26 May 2011 by Computershare Trustees Limited that on 12 May 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 166.25p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	150
Andrew Halford*	150
Matthew Kirk	150
Ronald Schellekens	150

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	26 May 2011

Number of ordinary shares purchased:	13,500,000

Highest purchase price paid per share:	168.95p

Lowest purchase price paid per share:	166.75p

Volume weighted average price per share:	167.6672p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,552,289,519 shares at a cost (including dealing and associated costs) of £2,670,436,106.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 May 2011

Number of ordinary shares transferred:	84,165

Highest transfer price per share:	169.75p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,537,764,936 of its ordinary shares in treasury and has 51,273,425,903 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

 TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 May 2011

Number of ordinary shares transferred:	111,016

Highest transfer price per share:	169.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,537,653,920 of its ordinary shares in treasury and has 56,811,190,839 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 51,273,536,919 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,273,536,919.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 2, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary